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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                       Commission File Number  333-37719
                                               ---------
(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended: December 31, 2000
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant Global TeleSystems Europe B.V.
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    Former name if applicable Hermes Europe Railtel B.V.
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    Address of principal executive office (Street and number)
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    Terhulpsesteenweg  6A
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    City, state and zip code   1560 Hoeilaart Belgium
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-K for the fiscal year ended December 31, 2000 could not be filed within the prescribed time period because the gathering of information in connection with, as well as the preparation and completion of, the Form 10-K has required an unexpectedly substantial amount of time.

The registrant's inability to meet the required filing deadline for the Form 10-K report has been impacted significantly by implementation of the announcement in November 2000 by the registrant's parent, Global TeleSystems, Inc. (SEC file number 0-23717), that it is restructuring its operations to divest non-core assets and thus focus on its core competency of providing broadband optical and IP services to carriers, service providers and European enterprises, which is the business conducted by the registrant. During the period since that announcement, management personnel of the registrant's parent (certain of whom are also members of the registrant's management) have been substantially engaged in implementing the restructuring, including, among other things, through initiatives to dispose of or wind up the Business Services operations of the registrant's parent, as well as readying certain non-core operations for sale. These actions have delayed the process of gathering the required information that is necessary to complete the Form 10-K, as the registrant's management, accounting and financial personnel, who are an integral part of the effort of completing the Form 10-K, have had to focus a substantial amount of time continuously on the restructuring and related initiatives.

Accordingly, the registrant is unable to file its Form 10-K in the prescribed time period without unreasonable effort or expense.



                                    12b25-1
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                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Jeffrey Von Deylen                           011 44 207        769 8285
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report that its financial operating performance in 2000 substantially deteriorated as compared with 1999 primarily as a result of its 2000 restructuring activities and the inclusion in its results for 2000 of certain voice-related telecommunications businesses that are contemplated to be sold as a part of the 2000 restructuring initiatives of the registrant's parent previously discussed. Further, the registrant's parent announced on March 28, 2001, that it is delaying its fourth quarter and full-year 2000 public announcement of financial results to April 5, 2001, which is three days after the required filing deadline for the 10-K report, due to delays resulting principally from several initiatives related to its previously announced restructuring.

                         Global TeleSystems Europe B.V.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2001             By:  Jeffrey Von Deylen
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                                   Senior Vice President - Finance

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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